Exhibit 99.1

For Cepheid Media & Investor Inquiries: Jacquie Ross, CFA +1 408-400-8329 corporate.communications@cepheid.com

CEPHEID AGREES TO BE ACQUIRED BY DANAHER CORPORATION FOR $53 PER SHARE IN CASH

SUNNYVALE, CALIF. – September 6, 2016 — Cepheid (NASDAQ: CPHD) today announced that it has entered into a definitive agreement with Danaher Corporation (NYSE: DHR) under which Danaher will acquire all of the outstanding shares of Cepheid common stock for $53 per share in cash, or a total enterprise value of approximately $4 billion including indebtedness and net of acquired cash.

“Cepheid’s vision has always been to enable as many people as possible to have access to powerful molecular diagnostic tests that provide critical information on a timely basis to guide treatment and patient management,” said John Bishop, Cepheid’s Chairman and Chief Executive Officer. “As a standalone company for the last 20 years, Cepheid has been a leading innovator in molecular diagnostics, to date installing more than 11,000 GeneXpert Systems, and delivering tens of millions of tests spanning healthcare associated infections, critical infectious disease, sexual health, and virology.”

“Looking forward as a part of Danaher and its $5 billion Diagnostics platform, we believe that Cepheid will be able to reach an extended level of customers and patients more quickly than we could have on a standalone basis,” continued Bishop. “Our employees will have more opportunities as part of a global science and technology company that shares Cepheid’s commitment to innovation, and also has the capability to help accelerate expansion of our global market position.”

The consideration represents approximately a 54% percent premium to Cepheid’s common stock over the closing price of $34.42 on September 2, 2016. Cepheid’s Board of Directors unanimously approved the transaction, which is expected to close in the fourth quarter of 2016, subject to Cepheid shareholder approval, clearances by the relevant regulatory authorities and other customary closing conditions.

Fenwick & West LLP is acting as Cepheid’s legal advisor for this transaction, and Goldman, Sachs & Co. is acting as Cepheid’s exclusive financial advisor.

About Cepheid

Based in Sunnyvale, Calif., Cepheid (Nasdaq: CPHD) is a leading molecular diagnostics company that is dedicated to improving healthcare by developing, manufacturing, and marketing accurate yet easy-to-use molecular systems and tests. By automating highly complex and time-consuming manual procedures, the company’s solutions deliver a better way for institutions of any size to perform sophisticated genetic testing for organisms and genetic-based diseases. Through its strong molecular biology capabilities, the company is focusing on those applications where accurate, rapid, and actionable test results are needed most, such as managing infectious diseases and cancer. For more information, visit www.cepheid.com.

About GeneXpert Systems and Xpert Tests

With more than 11,000 systems in 182 countries, the GeneXpert System is the world’s most popular molecular diagnostics’ instrument. The GeneXpert System’s modular configuration means that the system is the most scalable available, offering the ability to perform from one to eighty Xpert tests at the same time. As a result, the GeneXpert System meets the throughput requirements of customers of all sizes - from lower volume point-of-care settings to higher volume reference laboratories – enabling accurate, fast and cost effective test results.

GeneXpert Systems run proprietary Xpert test cartridges. The Xpert test menu spans healthcare-associated infections, sexual health, critical infectious disease, and oncology, and today offers 23 tests outside the US, and 20 tests in the US. More information on the GeneXpert System and the Xpert tests is available on our website at www.cepheid.com.

About Danaher

Danaher is a global science and technology innovator committed to helping its customers solve complex challenges and improving quality of life around the world. Its family of world class brands have leadership positions in some of the most demanding and attractive industries, including health care, environmental and industrial. With more than 20 operating companies, Danaher’s globally diverse team of 59,000 associates is united by a common culture and operating system, the Danaher Business System. For more information please visit www.danaher.com.

Forward Looking Statements

This press release contains forward-looking statements that are not purely historical regarding Cepheid’s or its management’s intentions, beliefs, expectations and strategies for the future, including those relating to the closing of the acquisition and the expected closing date of the acquisition, the anticipated benefits of the proposed transaction, and anticipated future combined operations, products and services. Because such statements deal with future events, they are subject to various risks and uncertainties, and actual results could differ materially from Cepheid’s current expectations. Factors that could cause actual results to differ materially include risks and uncertainties such as those relating to the ability of the parties to complete the transaction, obtaining Cepheid shareholder approval and required regulatory clearances, and customer and partner reception to the transaction. Readers should also refer to the section entitled “Risk Factors” in Cepheid’s Annual Report on Form 10-K, its most recent Quarterly Report on Form 10-Q, and its other reports filed with the Securities and Exchange Commission (“SEC”).

All forward-looking statements included in this release are made as of the date of this press release, based on information currently available to Cepheid, and Cepheid assumes no obligation to update any such forward-looking statement or reasons why results might differ.

Additional Information About the Merger

In connection with the proposed merger, Cepheid will file a proxy statement with the SEC. The definitive proxy statement will be mailed to Cepheid shareholders and will contain important information about the proposed merger and related matters. Cepheid shareholders are urged to read the definitive proxy statement carefully when it becomes available before making any voting or investment decision with respect to the proposed merger because it will contain important information about the merger and the parties to the merger. Cepheid shareholders are advised that they may obtain free copies of the proxy statement filed by Cepheid with the SEC (when this document becomes available) on the SEC’s website at http://www.sec.gov. In addition, free copies of the proxy statement may be obtained (when this document becomes available) from Cepheid’s website at http://ir.cepheid.com/ or from Cepheid by written request to Investor Relations, 904 Caribbean Drive, Sunnyvale, CA 94089.

Additionally, Cepheid and Danaher will file other relevant materials in connection with the proposed acquisition of Cepheid by Danaher pursuant to the terms of an Agreement and Plan of Merger by and among, Danaher, Copper Merger Sub, Inc., a wholly owned subsidiary of Danaher, and Cepheid. Danaher, Cepheid and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Cepheid shareholders in connection with the proposed merger. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Danaher’s executive officers and directors in the solicitation by reading Danaher’s most recent Annual Report on Form 10-K, which was filed with the SEC on February 24, 2016 and the proxy statement and other relevant materials filed with the SEC when they become available. Information concerning the interests of Cepheid’s participants in the solicitation, which may, in some cases, be different than those of Cepheid’s shareholders generally, will be set forth in the proxy statement relating to the merger when it becomes available.